# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sprinklr, Inc., CIK 0001569345
CUSIP: 85208T107
Title of class of securities: Class A Common Stock, par value $0.00003 per share
Address of issuer's principal executive offices: 441 9th Avenue, 12th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/09/2025
Filed by CIK 0001767564
Persons authorized to receive notices and communications: Arrie R. Park, Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Fransico, California (CA), 94105, (415)-788-5111

## Reporting persons
- H&F Corporate Investors IX, Ltd. (CIK 0001767564): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 66,451,466; shared voting power 0; sole dispositive power 66,451,466; shared dispositive power 0; aggregate amount beneficially owned 66,451,466 (33.1% of the class)
- Hellman & Friedman Investors IX, L.P. (CIK 0001867802): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 66,451,466; shared voting power 0; sole dispositive power 66,451,466; shared dispositive power 0; aggregate amount beneficially owned 66,451,466 (33.1% of the class)
- Hellman & Friedman Capital Partners IX, L.P. (CIK 0001751512): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 66,451,466; shared voting power 0; sole dispositive power 66,451,466; shared dispositive power 0; aggregate amount beneficially owned 66,451,466 (33.1% of the class)
- H&F Splash Holdings IX GP, LLC (CIK 0001867522): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 66,451,466; shared voting power 0; sole dispositive power 66,451,466; shared dispositive power 0; aggregate amount beneficially owned 66,451,466 (33.1% of the class)
- H&F Splash Holdings IX, L.P. (CIK 0001867523): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 66,451,466; shared voting power 0; sole dispositive power 66,451,466; shared dispositive power 0; aggregate amount beneficially owned 66,451,466 (33.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00003 per share
Name of issuer: Sprinklr, Inc.
Address of issuer's principal executive offices: 441 9th Avenue, 12th Floor, New York, New York (NY), 10001
Comment:
This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the Class A common stock, par value $0.00003 per share ("Class A Common Stock") of Sprinklr, Inc. (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed on April 21, 2022 (the "Original Schedule 13D" and, as amended by this Amendment No. 1, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

The number of shares of common stock beneficially owned by the Reporting Persons has not changed since the Original Schedule 13D, except to reflect that certain warrants to purchase 2,500,000 shares of Class B common stock, par value $0.00003 per share ("Class B Common Stock"), of Issuer held by Splash Holdings IX, L.P. ("H&F Splash Holdings IX") have expired on their terms without exercise.

## Item 2. Identity and Background
Name of person filing:
The fourth paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

The Directors of H&F IX are Philip U. Hammarskjold, David R. Tunnell, and Blake C. Kleinman. Current information concerning the identity and background of each director of H&F IX is set forth in the amended and restated Annex A attached to this Amendment No. 1 as Exhibit E, which is incorporated herein by reference in response to this Item 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) H&F Splash Holdings IX directly holds 10,861,506 shares of Class A Common Stock and 55,589,960 shares of Class B Common Stock, for a total beneficial ownership of 66,451,466 shares of Class A Common Stock of the Issuer.

The Reporting Persons beneficially own an aggregate of 66,451,466 shares of Class A Common Stock, representing approximately 33.1 % of the outstanding shares of Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Class A Common Stock is entitled to one vote per share and Class B Common Stock is entitled to ten votes per share. The Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons represent 49.0% of total voting power of all shares of the Issuer's common stock voting together as a single class. The percentage of the voting power controlled by the Reporting Persons may increase, and may exceed 50.0% of total voting power of all shares of the Issuer's common stock voting together as a single class, if the Reporting Persons maintain their current holdings while other holders of Class B Common Stock convert their shares into Class A Common Stock.

The ownership percentages are calculated based upon 145,436,454 shares of Class A Common Stock of the Issuer outstanding as of November 30, 2025, as reported in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 4, 2025 (the "Quarterly Report"), plus shares of Class B Common Stock convertible at any time at the option of H&F Splash Holdings IX. The voting power percentage is calculated based on such information and the 101,249,682 shares of Class B Common Stock of the Issuer outstanding as reported in the Quarterly Report.

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Additionally, each share of Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Class A Common Stock upon any transfer and will convert automatically following the final conversion date, defined as the first trading day on or after the date on which the outstanding shares of Class B Common Stock represent less than 5.0% of the then outstanding Class A Common Stock and Class B Common Stock, subject to certain timing criteria.

Each of H&F IX (as the general partner of H&F Investors IX), H&F Investors IX (as the general partner of HFCP IX), HFCP IX (as the controlling member of H&F Splash GP) and H&F Splash GP (as general partner of H&F Splash Holdings IX), may also be deemed to beneficially own the shares of Class A Common Stock reported herein.

To the best knowledge of the Reporting Persons, none of the individuals named in Annex A beneficially owns any shares of Class A Common Stock except as described herein. The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this statement.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, including Annex A attached hereto, none of the Reporting Persons have effected any transaction with respect to the Class A Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

D. Signature Pages

E. Amended and Restated Annex A Directors of H&F Corporate Investors IX, Ltd.

## Signatures
- H&F Corporate Investors IX, Ltd.: /s/ Tarim Wasim, Tarim Wasim, Vice President (12/09/2025)
- Hellman & Friedman Investors IX, L.P.: /s/ Tarim Wasim, Tarim Wasim, Vice President, See Exhibit D (12/09/2025)
- Hellman & Friedman Capital Partners IX, L.P.: /s/ Tarim Wasim, Tarim Wasim, Vice President, See Exhibit D (12/09/2025)
- H&F Splash Holdings IX GP, LLC: /s/ Tarim Wasim, Tarim Wasim, Vice President, See Exhibit D (12/09/2025)
- H&F Splash Holdings IX, L.P.: /s/ Tarim Wasim, Tarim Wasim, Vice President, See Exhibit D (12/09/2025)